PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720-6300
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY

July 15, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Lilyana Peyser

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 2 Filed June 24, 2022 File No. 024-11808

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 13, 2022, relating to the Company’s Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A (File No. 024-11808) filed with the Commission on June 24, 2022 (“Post-Qualification Amendment No. 2”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A (File No. 024-11808) (“Post-Qualification Amendment No. 3”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Post-Qualification Amendment No. 2 filed on June 24, 2022), or as otherwise specifically indicated, all page references herein correspond to the page of Post-Qualification Amendment No. 3.

Post-Qualification Amendment No. 2 to Form 1-A to Filed June 24, 2022

General

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1.	We note that you are not the majority owner of Series Forever Rose and Series Cuvier and you are also not the designated Administrative Coordinator. However, we note your disclosure on page 17 that "no Series will hold underlying assets in which the Manager has limited or no management control, so that it is not considered to be an investment company within the meaning of the Investment Company Act" and your disclosure on page 171 that "[a]s with Co-Ownership structures, the Company, directly or indirectly, is engaged daily on key operating decisions and has approval rights over a broad range of day-to-day operational matters that directly impact the value of the Lease Agreements for such Underlying Asset of a Series." Please tell us how you intend to maintain control, engage in the key operating decisions, and retain the right to approve day-to-day operational matters of Series Forever Rose and Series Cuvier when it appears that contractually, you do not have such authority.

In response to the Staff’s comment, the Company advises the Staff that it has revised Post-Qualification Amendment No. 3 to remove the offerings for Series Forever Rose and Series Cuvier and intends to proceed with the remaining Series in Post-Qualification Amendment No. 2 while it re-assesses the co-ownership structures for Series Forever Rose and Series Cuvier.

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Please direct any questions regarding the Company’s responses or Post-Qualification Amendment No. 3 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:   Michael Behrens, My Racehorse CA LLC

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